UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

PLATFORM SPECIALTY PRODUCTS CORPORATION
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

72766Q105
(CUSIP Number)

December 13, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72766Q105	13G	Page 1 of 4 Pages

1	NAMES OF REPORTING PERSONS Permira IV Managers L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 72766Q105	13G	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS Permira IV Managers Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTIN PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 72766Q105	13G	Page 3 of 4 Pages

1	NAMES OF REPORTING PERSONS Nalozo L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 72766Q105	13G	Page 4 of 4 Pages

1	NAMES OF REPORTING PERSONS Nalozo Cayman GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1(a).	Name of Issuer. Platform Specialty Products Corporation (the “Company”)
Item 1(b).	Address of Issuer’s Principal Executive Offices. 1450 Centre Park Boulevard Suite 210 West Palm Beach, FL 33401
Item 2(a).	Name of Person Filing.
Item 2(b).	Address of Principal Business Office, or, if None, Residence
Item 2(c).	Citizenship

(i)
Name: Permira IV Managers L.P.
Address: Trafalgar Court, Les Banques
Guernsey, Channel Islands GY1 3QL
Citizenship: Guernsey, Channel Islands

(ii)
Name: Permira IV Managers Limited
Address: c/o Permira IV Managers L.P.
Trafalgar Court, Les Banques
Guernsey, Channel Islands GY1 3QL
Citizenship: Guernsey, Channel Islands

(iii)
Name: Nalozo L.P.
Address: c/o Permira  Luxembourg S.à r.l.
282 Route de longwy
L-1940 Luxembourg
Citizenship: Cayman Islands

(iv)  Nalozo Cayman GP Ltd.
Address: c/o Permira  Luxembourg S.à r.l.
282 Route de longwy
L-1940 Luxembourg
Citizenship: Cayman Islands

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”.

The Reporting Persons entered into a Joint Filing Agreement, dated April 6, 2015, pursuant to which the Reporting Persons agreed to file their Schedule 13G on April 6, 2015 and any amendments thereto jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(d).	Title of Class of Securities. Common Stock, par value $0.01 per share (the “Common Stock”)
Item 2(e).	CUSIP Number. 72766Q105
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.
(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j) ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership.

(a) Amount beneficially owned:

This amendment to Schedule 13G is being filed on behalf of the Reporting Persons to report that, as of December 14, 2016, the Reporting Persons do not beneficially own any of the Company’s Common Stock.

(b) Percent of class: See Item 4(a) hereof.
(c) Number of Shares as to which the Reporting Person has:

Permira IV Managers L.P.
(i)   Sole power to vote or to direct the vote:  0
(ii)  Shared power to vote or to direct the vote:  0
(iii) Sole power to dispose or to direct the disposition of:  0
(iv) Shared power to dispose or to direct the disposition of:  0

Permira IV Managers Limited
(i)   Sole power to vote or to direct the vote:  0
(ii)  Shared power to vote or to direct the vote:  0
(iii) Sole power to dispose or to direct the disposition of:  0
(iv) Shared power to dispose or to direct the disposition of:  0

Nalozo L.P.
(i)   Sole power to vote or to direct the vote:  0
(ii)  Shared power to vote or to direct the vote:  0
(iii) Sole power to dispose or to direct the disposition of:  0
(iv) Shared power to dispose or to direct the disposition of:  0

Nalozo Cayman GP Ltd.
(i)   Sole power to vote or to direct the vote:  0
(ii)  Shared power to vote or to direct the vote:  0
(iii) Sole power to dispose or to direct the disposition of:  0
(iv) Shared power to dispose or to direct the disposition of:  0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 15, 2016

PERMIRA IV MANAGERS L.P.

By:	Permira IV Managers Limited, its general partner

By:	/s/ Ben Hill
	Name:	Ben Hill
	Title:	Authorized Signatory

PERMIRA IV MANAGERS LIMITED

By:	/s/ Ben Hill
	Name:	Ben Hill
	Title:	Authorized Signatory

NALOZO L.P.

By:	Nalozo Cayman GP Ltd., its general partner

By:	/s/ John Coyle
	Name:	John Coyle
	Title:	Authorized Signatory

NALOZO CAYMAN GP LTD.

By:	/s/ John Coyle
	Name:	John Coyle
	Title:	Authorized Signatory